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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2003

                     Electrochemical Industries (1952) Ltd.
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                                   P.O. Box 1929
                               Haifa, 31019 Israel
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Yes __X___        No  _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ______        No__X___

         The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

             Item                            Filing/Distribution Date
-------------------------------    ---------------------------------------------
1. Immediate Report filed with
   the Tel-Aviv Stock Exchange                    June 15, 2003


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                                     ITEM 1


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                                                                   15 June 2003
                                                                    Time: 16:05

Securities Authority        Tel-Aviv Stock Exchange       Registrar of Companies
22 Kanfei Nesharim Str.     54 Eha'ad Ha'am Str.          POB 767
JERUSALEM             TEL-AVIV                          JERUSALEM
---------             --------                          ---------


Dear Sir or Madam,


                      Re: IMMEDIATE REPORT - CLARIFICATIONS
                          ---------------------------------

Further to the Immediate Report of 21.5.03 concerning the convening of a General Meeting of the Debenture Holders (Series 3,4,5), hereunder are additional clarifications:

a) As stated in the Directors Report that was attached to the financial reports for first quarter 2003 and which were published on 31.5.03, in the months of April and May an erosion in the prices of PVC was recorder however, the high ethylene prices remained at the level which prevailed at the beginning of the year.

       This caused a deterioration in the operating cash flow during the above period and to a reduction in the availability of financial sources to repay the Debenture Holders. Due to these circumstances the meeting of the Debenture Holders was convened.

b) The drop in oil prices caused a sharp decrease in ethylene prices (SPOT). This will result in a decline in contract prices of ethylene (in accordance with the company's obligations) with effect from the 3rd quarter 2003 and as a result the operational cash flow is expected to be improved.

       Furthermore, in addition to what was written in the Directors Report of 31.5.2003, the company is in the process of crystallizing a program to reorganize the company's debt structure and to strengthen its equity.


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       Implementation of this program, within the next few months, will make it possible to furnish financial sources above the cash flow for making the Debenture payments.

       As was stated in the Immediate Report on 12.3.03 the company also requested its controlling shareholder, ICC, and the financing banks to increase the company's credit line and to recycle, in the interim period, the repayment of principal of long term loans.

c) The company is of the opinion that the Debenture Holders should allow it the time required to crystallize the process of reorganizing its debt structure and, together with the improvement in the operational cash flow, to service the Debenture payments.

       This procedure, details of which were not yet crystallized or agreed upon, should include, inter alia, rolling over of long term debts by the banks and others and conversion of debts to the controlling shareholder into equity.

       The company is of the opinion that placing the debenture for immediate repayment, in a time that liquid securities in favour of the Debenture Holders exist, at a rate of approx. 55% of the balance of repayable debt (which its share of the securities have increased during the debenture existence), and in light of the precise payments of interest by the company to the Debenture Holders, will severely and unproportionally harm the company and its other debtors by using their rights, not in good faith.

 d) In para. 1(b) at the end of the immediate report, after the words: "to the rate of exchange rate of the US dollar" the following words should be added " or to the rate of exchange of the Euro".

 e) In the framework of the alternative suggested resolution, according to which the principal payment to the Debenture Holders will be postponed, no change was introduced in period of principal payment of debenture series 3 and 4 fixed on December 31, 2003.


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 f)    To avoid any doubt, it should be clarified that the fixed dates in the immediate report as well as the suggested resolution on the agenda remain as is.


                                          Sincerely yours,

                                          /s/ Yair Kohavi
                                          Yair Kohavi, Adv.
                                          Corporate Secretary




     Contact:  Adv. Yair Kohavi, Corporate Secretary
               Tel. 972-4-9851497; Fax. 972-4-9815797


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          ELECTROCHEMICAL INDUSTRIES (1952) LTD.



                                          By:/s/ Yair Kohavi
                                             ----------------------------------
                                             Yair Kohavi, Adv.
                                             Corporate Secretary


Date: June 15, 2003